Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Verrica Pharmaceuticals Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-226153) of Verrica Pharmaceuticals Inc. of our report dated March 7, 2019, with respect to the balance sheets of Verica Pharmaceuticals Inc. as of December 31, 2018 and 2017, and the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ equity (deficit) and cash flows for the years then ended, and the related notes (collectively, the financial statements), which report appears in the December 31, 2018 annual report on Form 10-K of Verrica Pharmaceuticals Inc. Our report refers to a change in the method of accounting for graded vesting share-based payment awards with a service condition only in 2018.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 7, 2019